MANAGEMENT AGREEMENT
SCHEDULE A
SERIES OF NEUBERGER BERMAN INCOME FUNDS

Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Strategic Income Fund

Date: October 31, 2011

NEUBERGER BERMAN INCOME FUNDS
MANAGEMENT AGREEMENT
SCHEDULE B
RATE OF COMPENSATION

FUND	RATE OF COMPENSATION BASED ON EACH FUND'S AVERAGE DAILY NET ASSETS
Neuberger Berman Municipal Intermediate Bond Fund	0.230% of first $500 million 0.225% of next $500 million 0.200% of next $500 million 0.175% of next $500 million 0.150% in excess of $2 billion
Neuberger Berman Short Duration Bond Fund	0.200% of first $1.5 billion 0.175% of next $500 million 0.150% in excess of $2 billion.
Neuberger Berman High Income Bond Fund	0.480%
Neuberger Berman Strategic Income Fund	0.400%

Date: February 28, 2018